Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement pertaining to the 2009 Employees and Senior Officers Restricted Stock Units Plan of Alcatel-Lucent, the 2010 Employees and Senior Officers Restricted Stock Units Plan of Alcatel-Lucent, the 2011 Employees and Senior Officers Restricted Stock Units Plan of Alcatel-Lucent, the October 2009 Corporate Stock Option Plan of Alcatel-Lucent and the December 2009 Corporate Stock Option Plan of Alcatel-Lucent, on Form S-8 of our reports dated March 18, 2011, relating to the consolidated financial statements of Alcatel Lucent and subsidiaries (“Alcatel Lucent”) and effectiveness of Alcatel Lucent’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Alcatel Lucent for the year ended December 31, 2010.

/s/
Deloitte & Associés

Neuilly-sur-Seine, France

July 29, 2011